

Mail Stop 4631

December 20, 2016

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
CubeScape, Inc.
1026 16th Avenue South
Nashville, Tennessee 37212

>   **Re: CubeScape, Inc.**
>   **Form Preliminary Proxy Statement on Schedule 14C**
>   **Filed November 23, 2016**
>   **File No. 333-206068**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Please clearly disclose that you plan to issue 14,621,000 shares of new common stock to the buyers listed in your stock purchase and reorganization agreement in addition to your 15,000,000 shares of issued and outstanding common stock, if true.

2. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate. See Item 1 of Schedule 14C and Note A to Schedule 14A.

3. We note that you have used file number 333-206068 for all of your SEC filings. This is the file number for your Form S-1 that went effective on October 14, 2015. The cover page of your Form 10-K states that you have common stock registered under Section 12(g) of the Securities Exchange Act of 1934 but it does not appear as though you have filed a Form 8-A. Please advise.

4. We note that CubeScape, Inc. is a shell company under Rule 12b-2 and intends to complete a reverse merger with American Rebel, Inc., a private operating business. Please confirm that the surviving entity will report the completion of the transaction under Items 2.01, 5.01 and 5.06 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Blair Krueger, Esq.